UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Ad hoc notification of Deutsche Telekom AG

Bonn, May 25, 2004

Deutsche Telekom strengthens its presence and growth potential in the U.S.A. through agreement with Cingular

- Deutsche Telekom signs contract regarding termination of Joint Venture in New York, California and Nevada

- T-Mobile USA to purchase GSM network in California and Nevada for US$ 2.5 billion

- Wholesale agreement with Cingular will secure revenues of at least US$ 1.2 billion over a maximum of four years for T-Mobile USA

- T-Mobile seeks to purchase additional spectrum in selected markets to continue successful market share gain

- Long term customer base expected to increase from current market estimates of around 25 million to 30 to 35 million

Deutsche Telekom will further strengthen its presence and growth potential in the U.S.A. T-Mobile USA and the U.S. mobile communications company Cingular Wireless have signed a contract setting out the arrangements for the dissolution of the two companies' mobile communications joint venture established for California, Nevada and New York City in 2001 and the acquisition of the GSM network in California/Nevada from Cingular. The agreement between T-Mobile USA and Cingular was made possible as a result of Cingular's pending acquisition of AT&T Wireless in the USA, and the consequent combination of the two companies' network capacities. The transaction is subject to the approval of Cingular's acquisition of AT & T Wireless by U.S. anti-trust authorities and the Federal Communications Commission (FCC) and other regulatory approvals. Closing of the deal is expected for the beginning of 2005.

The purchase price of US$ 2.5 billion for the GSM network in California/Nevada will be off-set by a payment of US$ 200 million related to the unwinding of the joint venture. As a result T-Mobile USA will make a net cash payment of approximately US$ 2.3 billion to Cingular. The payment is expected to be made early in 2005.

Ownership of the network in New York will return to T-Mobile USA. Until now T-Mobile has handled its traffic in these markets through the network of the joint venture.

The agreement with Cingular facilitates further growth of T-Mobile in the U.S. T-Mobile USA gained nearly 1.7 million customers in California and Nevada within two years. As the penetration in the mobile market in the U.S. is at 55 % and significantly below the 80 % level in Europe, this agreement strengthens the basis for further growth opportunities in the mobile business.

It has also been agreed that Cingular will purchase network capacity from T-Mobile worth at least US$ 1.2 billion over a maximum of four years. This wholesale agreement is to ensure the orderly migration of Cingular's customers in California, Nevada and New York over time to the network they will acquire from AT&T Wireless. The agreement provides the opportunity for Cingular to purchase additional capacity at similar terms.

T-Mobile USA will also exchange 10 MHz of mobile spectrum in New York in return for mobile spectrum in selected markets in California as agreed in the original joint venture agreement. T-Mobile USA is entitled to use the spectrum currently available to the joint venture until such time Cingular customers have migrated from the networks.

In addition, T-Mobile USA will acquire from Cingular an additional 10MHz of spectrum in San Francisco, Sacramento and Las Vegas for USD 180 million. T-Mobile USA will also have the option to acquire a further 10 MHz of spectrum in the key Californian markets of Los Angeles and San Diego from Cingular within two years.

T-Mobile USA may buy additional spectrum in the U.S. as it continues to outperform expectations. This intention has already been announced by Deutsche Telekom and is included in its investment guidance.

As a result Deutsche Telekom is increasing its projection for the development of the customer base of T-Mobile USA at the end of 2004 to more than 16 million. The estimate for the long term customer base has been increased to between 30 and 35 million from current market estimates of around 25 million over a ten year horizon.

This press release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom's control, including those described in the sections "Forward-Looking Statements" and "Risk Factors" of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom's actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:    /s/ ppa. Rolf Ewenz-Sandten

Name: Rolf Ewenz-Sandten Title: Vice President

Date: May 25, 2004